f4tie100323vhc1.txt

Exhibit 99.1

Description of the Transactions

Effective as of March 23, 2010, in the following order:

(A) Valhi Holding Company ("VHC") declared a dividend of 156,840 shares of the issuer's common stock, par value $0.01 per share,

 to Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), the

 sole holder of VHC's issued and outstanding common stock; and

(B) Dixie Rice declared a dividend of 156,840 shares of the issuer's common stock, par value $0.01 per share, to Contran Corporation.

 ("Contran"), the beneficial holder of all of Dixie Rice's issued and outstanding common stock;

In reliance on Rule 16a-13, these acquisitions are exempt because they effected only a change in the form of beneficial ownership without changing the recipient's pecuniary interest in the shares acquired.

The dispositions lacked the elements necessary for a sale due to the fact that there was no consideration received and they were equivalent to a return of capital to the recipients.